Exhibit (a)(5)(D)

News Release

For Immediate Release: September 21, 2015

H&R Block Announces New $2.0 Billion Credit Facility

KANSAS CITY, Mo. – H&R Block, Inc. (NYSE: HRB), the world’s largest consumer tax services provider, announced today that its wholly owned subsidiary, Block Financial LLC, entered into a new five-year, $2.0 billion Credit and Guarantee Agreement (the “Agreement”).

“I’m very pleased to have finalized this new long-term Agreement, which provides us financial flexibility for the foreseeable future,” said Greg Macfarlane, H&R Block’s chief financial officer. “By upsizing our facility and modifying our financial covenants, we have taken an important step in achieving the capital structure strategy we outlined earlier this month.”

The execution of this Agreement satisfies a condition of the company’s previously announced tender offer to purchase up to $1.5 billion of its common stock. The tender offer, however, remains subject to the other conditions described in the Offer to Purchase, dated September 2, 2015. The tender offer will expire at 5:00 P.M., New York City time, on Friday, October 2, 2015, unless the company extends the tender offer.

The Agreement matures on September 21, 2020, unless extended pursuant to the terms of the Agreement, and contains customary representations, warranties, covenants, and events of default. The Agreement also contains financial covenants consisting of: (1) a covenant requiring the company to maintain a debt-to-EBITDA ratio calculated on a consolidated basis of no greater than 3.5 to 1.0 as of the last day of each fiscal quarter ending on April 30, July 31 and October 31 of each year and 4.5 to 1.0 as of the last day of the fiscal quarter ending on January 31 of each year; and (2) a covenant requiring the company to maintain an interest coverage (EBITDA-to-interest expense) ratio calculated on a consolidated basis of not less than 2.5 to 1.0 as of the last day of any fiscal quarter. The company intends to borrow amounts under the new credit facility from time to time in the future, rather than issuing commercial paper, to support the company’s working capital needs or for other general corporate purposes.

The company today also filed a Form 8-K with the Securities and Exchange Commission describing additional terms and conditions of the Agreement. JPMorgan Chase Bank, N.A. acted as the administrative agent, and Bank of America, N.A., SunTrust Bank, TD Bank, N.A., and U.S. Bank National Association acted as co-syndication agents for the Agreement.

Information Regarding the Tender Offer

The complete terms and conditions of the tender offer are contained in the Offer to Purchase, Letter of Transmittal and the other offer materials, which were mailed to shareholders beginning on September 2, 2015.

J.P. Morgan Securities LLC is serving as the dealer manager for the tender offer. Georgeson Inc. is serving as information agent for the tender offer, and Wells Fargo Bank, N.A. is serving as the depositary for the tender offer.

None of H&R Block, its directors, the dealer manager, the information agent or the depositary makes any recommendation as to whether to tender shares or as to the price or prices at which to tender them. Shareholders may obtain copies of the Offer to Purchase, the Letter of Transmittal and the other offer materials filed by the company as part of the Tender Offer Statement on Schedule TO and other documents filed with the Securities and Exchange Commission through the SEC’s internet address at www.sec.gov without charge when these documents become available. Shareholders and investors may also obtain a copy of these documents, as well as any other documents the company has filed with the SEC, without charge, from the company or at the company’s website: www.hrblock.com. Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Shareholders and investors who have questions or need assistance may call J.P. Morgan Securities LLC at (877) 371-5947 (toll-free) or (212) 622-4401 or Georgeson Inc. at (866) 695-6078 (toll-free) or (781) 575-2137.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the company’s common stock. The solicitation and offer to buy the company’s common stock is only being made pursuant to the Offer to Purchase, the Letter of Transmittal and the other offer materials that the company has sent to its shareholders. Shareholders and investors are urged to read the company’s Tender Offer Statement on Schedule TO, the Offer to Purchase, the related Letter of Transmittal and the other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information, including various terms and conditions of the tender offer.

About H&R Block

H&R Block, Inc. (NYSE: HRB) is the world’s largest consumer tax services provider. More than 680 million tax returns have been prepared worldwide by and through H&R Block since 1955. In fiscal 2015, H&R Block had annual revenues of nearly $3.1 billion with 24.2 million tax returns prepared worldwide. Tax return preparation services are provided by professional tax preparers in approximately 12,000 company-owned and franchise retail tax offices worldwide, and through H&R Block Tax Software products. H&R Block also offers adjacent Tax Plus products and services. For more information, visit the H&R Block Newsroom at http://newsroom.hrblock.com/.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the securities laws. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words or variation of words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “projects,” “forecasts,” “targets,” “would,” “will,” “should,” “could” or “may” or other similar expressions. Forward-looking statements provide management’s current expectations or predictions of future conditions, events or results. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. They may include estimates of revenues, income, earnings per share, capital expenditures, dividends, liquidity, capital structure or other financial items, descriptions of management’s plans or objectives for future operations, products or services, or descriptions of assumptions underlying any of the above. All forward-looking statements speak only as of the date they are made and reflect the company’s good faith beliefs, assumptions and expectations, but they are not guarantees of future performance or events. Furthermore, the company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions, factors, or expectations, new information, data or methods, future events or other changes, except as required by law. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Factors that might cause such differences include, but are not limited to, a variety of economic, competitive and regulatory factors, many of which are beyond the company’s control and which are described in our Annual Report on Form 10-K for the fiscal year ended April 30, 2015 and our Quarterly Report on Form 10-Q for the quarter-ended July 31, 2015 under the caption “Risk Factors,” as well as additional factors we may describe from time to time in other filings with the Securities and Exchange Commission. You should understand that it is not possible to predict or identify all such factors and, consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties. There can be no assurances regarding when or if the contemplated transactions described in this press release will occur, or the final terms and conditions of the various agreements involved with such transactions.

For Further Information

Investor Relations:    Colby Brown, (816) 854-4559, colby.brown@hrblock.com

Media Relations:       Gene King, (816) 854-4672, gene.king@hrblock.com